Publication: South China Morning Post **Date:** 22 April 2004
Page: Classified 6 **Where Published:** Hong Kong
FPC Exemption No. 82-836

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors of First Pacific Company Limited (the "Company") announces that His Excellency Albert F. del Rosario, who was appointed as an independent non-executive director of the Company on 2nd June, 2003, has been re-designated as a non-executive director of the Company on 1st April, 2004.

Ambassador del Rosario, aged 64, was born in the Philippines. He is currently Ambassador Extraordinary Plenipotentiary of the Republic of the Philippines to the United States of America. Ambassador del Rosario earned his Bachelor's degree in economics at the New York University. He is currently Chairman of Gotuaco, del Rosario and Associates, Inc., Asia Traders Insurance Corporation, Philippine Center Management Board Inc. (San Francisco and New York), and serves as a Director in numerous companies and organizations including Philippine Long Distance Telephone Company ("PLDT"), Infrontier (Philippines) Inc. and Philippine Cancer Society. He has responsibility for the development of Pacific Plaza Towers, Metro Pacific Corporation's signature project at Fort Bonifacio. Ambassador del Rosario is a recipient of the EDSA II Heroes Award in recognition of his efforts in promoting Philippine Democracy and the Philippine Army Award for his accomplishments as Chairman of the Makati Foundation for Education.

Ambassador del Rosario does not have any relationships with any Director, member of senior management or substantial shareholder of the Company. Currently, he owns 63,525 common shares in PLDT, 1,560 preferred shares in PLDT, 21,822,680 preferred shares and 4 common shares in Prime Media Holdings, Inc. ("PMH") as beneficial owner and a further 32,231,970 preferred shares in PMH as nominee for another person, 100 common shares in Negros Navigation Company, Inc., 4,922 common shares in Costa de Madera Corporation, 19,999 common shares in FPD Savills Consultancy Philippines, Inc. as beneficial owner and one common share in FPD Savills Consultancy Philippines, Inc. as beneficiary of certain trusts, 4,999 common shares in FPD Savills Philippines, Inc. as beneficial owner and one common share in FPD Savills Philippines, Inc. as beneficiary of certain trusts, 15,000 common shares in Metro Pacific Land Holdings Inc. and 80,000 common shares in Metro Strategic Infrastructure Holdings, Inc.

The Company does not propose to enter into any service contract with Ambassador del Rosario as at the date of this announcement and no term has been fixed or proposed for his length of service with the Company. Ambassador del Rosario will be paid US$5,000 for each meeting of the Board of Directors or Committee of the Board which he attends.

Ambassador del Rosario was previously appointed as an independent non-executive director of the Company by the Board, immediately following the Company's 2003 annual general meeting ("AGM") held on 2nd June, 2003. In accordance with Bye law 99 of the Company's Bye-laws, he will retire at the 2004 AGM to be held on 24th May, 2004 and being eligible, he will offer himself for re-election as a non-executive director of the Company.

As at the date of this announcement, the directors of the Company are Anthoni Salim, Manuel V. Pangilinan, Edward A. Tortorici, Robert C. Nicholson, Tedy Djuhar, Sutanto Djuhar, Ibrahim Risjad, Benny S. Santoso, Edward K.Y. Chen, David W.C. Tang and Ambassador del Rosario.

By Order of the Board of
First Pacific Company Limited
Robert C. Nicholson
Executive Director

Hong Kong, 21st April, 2004